

SOLVING FINANCES
FOR 1099 WORKERS

USHIR SHAH

Founder & CEO

ceo@namu.ai

SEPTEMBER 2019

COMPANY CONFIDENTIAL | DO NOT COPY

CHALLENGE





AS PEOPLE MOVE INTO 1099 WORK, THEY WILL NEED A CUSTOMIZED SOLUTION TO HELP MANAGE THEIR SOLOPRENEUR BUSINESS

W2 TO 1099

For most, switching from W2 to 1099 income is challenging:

- tax planning and payments
- saving for retirement
- revenue collections
- variability of income impacts paying student debt, household expenses, saving for college



RESPONSIBILITY SHIFT

The responsibility for tax compliance and retirement plans shifts to the individual from the employer:

- tax withholding won't be in the paycheck
- automatic 401k contributions will not be available
- cash flow will likely be variable

namu WILL BE THE SAAS PLATFORM THAT EDUCATES AND HELPS SOLVE THESE CHALLENGES

Sources: 1) Nation 1099, *How Many Freelancers Are There?*, https://nation1099.com/gig-economy-data-freelancer-study;
2) Upwork, *5th Annual Report Freelancing in America 2018*, https://www.upwork.com/i/freelancing-in-america/2018/.

US MARKET SIZE

namu

GROWTH EXPECTATIONS



According to Intuit, the percentage
of Americans in the gig economy
is expected to grow



2027   92M (58%)   61% Growth

2018   57M (35%)

TOTAL ADDRESSABLE MARKET

SELF-EMPLOYMENT



McKinsey & Company

Consulting firm McKinsey
says there are currently around
68 million self-employed in the US

2019   68 million self-employed

TRIPLE GROWTH



The gig economy is growing
three times faster than the
overall US workforce



Gig Economy   3X

Overall US Workforce   1X

Source: Wonolo, Data on the Gig Economy and How it is Transforming the Workforce, https://www.wonolo.com/blog/data-gig-economy-transforming-workforce.

PROBLEM



LACK OF KNOWLEDGE

Problem
▶ Unaware of estimated tax requirements.

Impact
▶ Payment of avoidable interest and penalties.



LACK OF TIME

Problem
▶ Onerous tracking and organization of business income and expenses.

Impact
▶ Time spent on record keeping instead of business development.



LACK OF RESOURCES

Problem
▶ Forced outsourcing of accounting function.

Impact
▶ High cost of external vendor.

THE SOLUTION IS namu



AUTOMATION

namu automates the estimated tax calculation, retirement plan calculations, and invoicing with payment collections for 1099 workers



PAYROLL FUNCTIONALITY

namu re-creates the functions that a traditional payroll provider does for W2 employees, such as automatic tax withholding and deposit of retirement contributions



HOLISTIC VIEW

namu takes a holistic view of a person's personal [and spousal] finances to accurately calculate their tax withholding rates and retirement saving potentials



SIMPLIFICATION

namu is building technology to replace QuickBooks, Xero, FreshBooks and other accrual-based accounting systems as they are overly complex and require accounting knowledge

HOW IT WORKS

namu PLATFORM



namu TAX CHECKUP™

▶ Assess what you've spent in interest and penalties to show you what you can save
▶ MVP will focus on this first



MANAGE YOUR TAXES MOVING FORWARD

▶ Real-time estimated tax calculator based on invoiced amounts and deposited cash
▶ Financial data aggregation from banking and credit cards
▶ Biz expense tracking and tagging for tax deduction
▶ Facilitate the payments to the IRS and states



MANAGE YOUR FREELANCE PROJECTS

▶ Dashboard to track clients, projects and freelance platform income
▶ Simple invoice generation and sending
▶ On platform integrated payment collection feeding real-time tax engine
▶ Spouse financial tracking and sharing for proper Married Filing tax bracket calculation







namu

MARKET OPPORTUNITY

57M

namu

48M

1099 WORKER PROFILES INCLUDED:

- Freelancers, consultants, side hustlers
- Certain professionals, agents, technicians
- On-demand or platform workers
- Cash basis tax-payers
- First-time 1099 workers

TOTAL ADDRESSABLE MARKET (TAM)

In 2018, the number of Americans receiving 1099 income was 57 million people

SERVICEABLE AVAILABLE MARKET (SAM)

namu's SAM is 84% of TAM

Source: Nation 1099, *How Many Freelancers Are There?*, https://nation1099.com/gig-economy-data-freelancer-study.

REVENUE PLAN



namu TAX CHECKUP™



We analyze your tax return and tell you what you have paid in interest and penalties by not paying estimated taxes

CLIENT ONBOARDING

INDIVIDUAL USER SUBSCRIPTIONS



Basic
$5 / mo



Standard
$10 / mo



Premium
$20 / mo

PRICING STRATEGIES WILL BE TESTED WITH USERS

MULTI-YEAR ROADMAP

namu

WHITE LABEL OFFERING

Real estate agents
Transportation
Construction
Landscaping

Accountants
Law firms
Medical practices
Talent agencies

Fitness
Beauty
Entertainment

REVENUE

▶ One-time setup fee $500
▶ Business subscriptions $50-$250 /month based on number of 1099 workers (in addition to user fees)

HUMAN ASSISTED ACCOUNTING SERVICES

Live accounting and tax advice via chat, phone, video

REVENUE

▶ $100 per 30 minutes

FREELANCER FOCUSED BUSINESS SERVICES

Checking account for income and quarterly tax estimates

Debit card for tracking biz expenses

REVENUE

▶ Debit card interchange fees

PARTNERSHIPS

Legal tech offerings for LLC and other freelance needs

Popular biz services

REVENUE

▶ Partnership referral fees for business services (Legal, CPA's, small business banks and credit cards, SEP IRA's, etc.)

INVESTMENT NEEDED

namu



$125k $150K $250k $375k **$500k**

WE ARE LOOKING TO RAISE $500K

$180K	**$170K**	**$150K**
ENGINEERING & DEVELOPMENT	**PRODUCT & OPERATIONS**	**MARKETING & USER ACQUISITION**
		
▶ MVP Development ▶ Determine UI/UX design ▶ **Team**: 1 + offshore team	▶ Legal, Accounting, COGS ▶ Insurance, Rent, G&A ▶ **Team**: CEO + vendors	▶ Test acquisition campaigns ▶ Determine CAC and LTV ▶ Survey users to gather metrics ▶ Test various pricing strategies ▶ **Team**: 1 + vendors

FOUNDER



USHIR SHAH
Founder & CEO

Ushir has 20+ years of startup and high growth experience in FinTech, wealth management, EdTech, blockchain, and IoT. Previously, Ushir was the CTO of an investment banking blockchain startup, CEO of an IoT software company, and the Partner, COO, and CCO of a large wealth management firm. He was also the VP of Technology for Rockefeller & Co., a family office and wealth management firm, and part of the initial team of EdTech startup Jenzabar. He holds an MBA from Cornell University and a BS in Computer System Engineering from Boston University.

 www.linkedin.com/in/ushir

OPERATING ADVISORS / INVESTORS



RUSHABH DOSHI

Innovation Consultant and Startup Advisor

Rush is a seasoned entrepreneur with 20+ years of experience in all stages of new venture development. Currently a mentor in the Barclays TechStars Fintech program in NYC, previously he served as an EIR at Citi Ventures, and served as Innovation Director at MetLife Asia's LumenLab. Rush has also founded several startups including SuperGlued and Firetalk, and is a graduate of New York University's Stern School of Business with an MBA from Georgetown University.

in www.linkedin.com/in/rdoshi



HOWIE SEE

Advisory Board Member

Howie has spent 15+ years working in financial services, currently owning his own company where he advises and strategizes for a wide range of client types. Howie thinks lean with technology and marketing for his financial services, retail businesses, real estate, construction, manufacturing, media production, etc. clients.

in www.linkedin.com/in/howiesee

AS SEEN ON:







GET IN TOUCH

USHIR SHAH

 ushir@namu.ai

 (212) 748-9558

COMPANY CONFIDENTIAL | DO NOT COPY



APPENDIX



COMPETITIVE LANDSCAPE

PRICE/ MONTH

N/A — **Justlance.co** is focused on freelancers for accounting & taxes; in current 2019 Barclays TechStars Fintech accelerator where our investor/advisor Rushabh is mentoring

N/A — **Catch.co** is focused on providing benefits, taxes and retirement through regulated entities

$200 — **Hyke.me** is focused on freelancers, tech-enabled service offering using QuickBooks

$20 — **Painless1099.com** is focused on providing tax withholding and calculations with sweep



DIRECT COMPETITORS

LANCE

Catch

hyke

painless 1099

INDIRECT COMPETITORS

pilot

Bench

Steady

PRICE/ MONTH

$300+ — **Pilot.com** is focused on startups needing accrual accounting

$120-300 — **Bench.co** is focused on small businesses needing accrual accounting

N/A — **Steadyapp.com** is focused on community and marketplace

15

WHY NOW?

namu



AS THE 1099 ECONOMY SWELLS TO UNPRECEDENTED NUMBERS



REMOTE / FLEXIBLE WORK

Being the preferred means of
work by an increasing
number of workers

ON-DEMAND & FREELANCE

On-demand (Uber, Lyft, etc)
and freelance (Upwork, Fiverr,
Task Rabbit, etc) platforms
growing in popularity

SIDE HUSTLES

Increasing number of W2
employees are engaging in
"side hustles"

RISING MINIMUM WAGE

and elimination of subminimum
wage exemption in NY for
students may cause younger
or less experienced (teens and
new college grads) workers to
take on more freelance work



GEN Z INDEPENDENCE

MBO Partners draws on their
long-running annual survey to
predict that "*Gen Z will be
the most independent
generation of workers yet.*"

Sources: 1) Employment Law Handbook, *NY Minimum Wage Laws*, https://www.employmentlawhandbook.com/wage-and-hour-laws/state-wage-and-hour-laws/new-york/minimum-wage/#4;
2) MBO Partners, Looking Forward, http://info.mbopartners.com/rs/mbo/images/Whitepaper_FutureTrends.pdf.

1099 WORKER PAIN POINTS

SIGNIFICANT CHALLENGES 1099 WORKERS FACE INCLUDE CASH FLOW AND BUSINESS MANAGEMENT COSTS

57% Report experiencing cash flow issues at times during the year

64% Use some form of project management software

70% Use software to track finances

40% Prefer to get paid via direct deposit vs other forms
(e.g. **P** *PayPal*)



Source: Small Business Trends, *20 Surprising Stats About the Gig Economy*, https://smallbiztrends.com/2016/07/20-surprising-stats-freelance-economy.html.

17

MACRO 1099 WORKER STATISTICS



WORKERS SPENDING MORE TIME FREELANCING

Average weekly hours worked by freelancers is increasing

2018	**1 billion hours**
2015	**998 million hours**



FREELANCERS AREN'T BEING FORCED INTO IT

Most freelancers are doing independent work by choice

2018	**61%**
2014	**53%**

 *Fundamentally, people are realizing they have a choice, and this is a better choice*



MANY FREELANCERS ARE EARNING MORE

The fastest growing segment of freelancers is those making $75,000+

2018	**31%**
2014	**16%**

These are highly educated high-earning people

Source: Forbes, *Freelance Economy Continues to Roar*, https://www.forbes.com/sites/elainepofeldt/2018/10/31/freelancing-economy-continues-to-roar/#6834ed07df45.

GLOBAL MARKET STATISTICS

namu

**THE U.S. ISN'T THE ONLY PLACE WHERE THE GIG ECONOMY IS THRIVING;
THE SAME PHENOMENA IS OCCURRING ACROSS THE GLOBE**



50%
UNITED KINGDOM
Half of the UK working population
will be self-employed in the next five years

45%
EUROPEAN UNION
The EU saw a 45% increase in the number
of independent workers from 2012 to 2013

40%
INDIA
India's independent workforce, the second
largest in the world at 15 million, fills about
40% of the world's freelance jobs

Source: Small Business Trends, *20 Surprising Stats About the Gig Economy*, https://smallbiztrends.com/2016/07/20-surprising-stats-freelance-economy.html.

19

HOW TAXES ARE PRIMARILY HANDLED TODAY

namu

TAXES ARE HANDLED PRIMARILY IN FOUR WAYS TODAY









ACCOUNTANTS / FIRMS　　　**FAST TAX SERVICES**　　　**DO-IT-YOURSELF**　　　**FRIENDS & FAMILY**



